EXHIBIT 2.4

DESCRIPTION OF SECURITIES

As of December 31, 2019, Ossen Innovation Co., Ltd. (“we,” “our,” “us” or the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its ordinary shares, par value US$0.01 per share. The following description summarizes the material terms of our capital stock. For a complete description of the matters set forth herein, you should refer to our amended and restated memorandum and articles of association, as amended and the applicable provisions of British Virgin Islands law.

Defined terms used herein and not defined herein shall have the meaning ascribed to such terms in the Company’s Annual Report on Form 20-F.

Ordinary Shares

Rights of Shares

We are currently authorized to issue 100,000,000 ordinary shares. The shares are made up of one class and one series, namely ordinary shares with a par value of $0.01 per share. The ordinary shares have one vote each and have the same rights with regard to dividends paid by the Company and distributions of the surplus assets of the Company.

We may purchase, redeem or acquire our shares, provided that we obtain the consent of the member whose shares are being purchased, redeemed or otherwise acquired.

Issuance of Shares; Variation of Rights of Shares

Our articles of association provide that directors may, without limiting or affecting any right of holders of existing shares, offer, allot, grant options over or otherwise dispose of our unissued shares to such persons at such times and for such consideration and upon such terms and conditions as the directors may determine.

Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, we may issue shares, with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting or otherwise, as the directors from time to time may determine.

If we issue shares of more than one class, we will further amend and restate our memorandum and articles of association to reflect the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) as may be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class and the holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by such variation. The rights conferred upon the holders of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

Our shareholders who are nonresidents of the British Virgin Islands may freely hold and vote their shares.

We do not have the power to issue bearer shares.

Changes in the Maximum Number of Shares the Company is Authorized to Issue

Subject to the provisions of the BVI Business Companies Act, 2004 (as amended from time to time, the “BVI Act”), we may, by a resolution of shareholders, amend our memorandum and articles of association to increase or decrease the number of shares authorized to be issued. Our directors may, by resolution, authorize a distribution by us at a time, of an amount, and to any shareholders they think fit if they are satisfied, on reasonable grounds, that we will, immediately after the distribution, satisfy the solvency test as set forth in the BVI Act, which requires that the value of a company’s assets exceeds its liabilities, and the company is able to pay its debts as they fall due.

Material Differences between U.S. Corporate Law and British Virgin Islands Corporate Law

The BVI Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Differences in Corporate Law

We were incorporated under, and are governed by, the laws of the British Virgin Islands. The corporate statutes of the State of Delaware and the British Virgin Islands are similar, and the flexibility available under British Virgin Islands law has enabled us to adopt memorandum of association and articles of association that will provide shareholders with rights that do not vary in any material respect from those they would enjoy if we were incorporated under the Delaware General Corporation Law, or Delaware corporate law. Set forth below is a summary of some of the differences between provisions of the BVI Act applicable to us and the laws applicable to companies incorporated in Delaware and their shareholders.

Redemption of Shares

Under Delaware corporate law, any stock may be made subject to redemption by the corporation at its option or at the option of the holders of such stock provided there remains outstanding shares with full voting power. Such stock may be made redeemable for cash, property or rights, as specified in the certificate of incorporation or in the resolution of the board of directors providing for the issue of such stock. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, shares may be repurchased, redeemed or otherwise acquired by us. Our directors must determine that immediately following the redemption or repurchase we will be able to satisfy our debts as they fall due and the value of our assets exceeds our liabilities.

Variation of Rights of Shares

Under Delaware corporate law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. As permitted by British Virgin Islands law, and our memorandum of association and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of holders of not less than three-fourths of the issued shares of that class and holders of not less than three-fourths of the issued shares of any other class of shares which may be affected by the variation.

Mergers

Under the BVI Act, two or more companies may merge or consolidate in accordance with the statutory provisions. A merger means the merging of two or more constituent companies into one of the constituent companies, and a consolidation means the uniting of two or more constituent companies into a new company. In order to merge or consolidate, the directors of each constituent company must approve a written plan of merger or consolidation which must be authorized by a resolution of shareholders.

Shareholders not otherwise entitled to vote on the merger or consolidation may still acquire the right to vote if the plan of merger or consolidation contains any provision which, if proposed as an amendment to the memorandum association or articles of association, would entitle them to vote as a class or series on the proposed amendment. In any event, all shareholders must be given a copy of the plan of merger or consolidation irrespective of whether they are entitled to vote at the meeting or consent to the written resolution to approve the plan of merger or consolidation.

Inspection of Books and Records

Under Delaware corporate law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Under the BVI Act, members, upon giving written notice to us, are entitled to inspect the register of members, the register of directors and minutes of resolutions of members, and to make copies of these documents and records.

Transactions with Interested Shareholders

Delaware corporate law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or that owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

British Virgin Islands law has no comparable provision.

Cumulative Voting

Under Delaware corporate law, cumulative voting for elections of directors is not permitted unless the company’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions to cumulative voting under the laws of the British Virgin Islands, but our memorandum of association and articles of association do not provide for cumulative voting.

Anti-takeover Provisions in Our Memorandum of Association and Articles of Association

Some provisions of our memorandum of association and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares.

American Depositary Share

The ordinary shares are not traded in the United States; rather they are deposited with JP Morgan Chase Bank, N.A., as depositary. The depositary’s office is located at 4 New York Plaza, Floor 12, New York, New York, 10004. Each American Depositary Share (“ADS”) represents three (3) ordinary shares. Our ADSs are listed for trading on the Nasdaq Capital Market under the symbol “OSN.”

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose American depositary receipts are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.